Exhibit 99.1

FOR IMMEDIATE RELEASE

ChemGenex Announces New Significant Investors, Completes Capital Raising, Announces Rights Issue and Board Changes

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (February 8, 2007). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) today announced that two highly respected biotechnology investment funds have become significant shareholders in the company. Alta Partners, based in San Francisco and GBS Venture Partners, based in Melbourne have participated in an acquisition of existing shares and capital raising for new shares and share options in ChemGenex.

Highlights of the transaction

•	The shares acquired by Alta Partners and GBS Venture Partners constitute the substantial holding of former significant shareholder, Charter Pacific Limited.
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Alta Partners, GBS Venture Partners and existing institutional investors will participate in a $A10.5 million (approximately US$8.2 million) capital raising through an institutional share and option placement. The 17,056,377 new shares will be priced at A$0.62 per share and the 5,685,459 options (on a 1:3 basis) will have a five year term and a exercise price of A$0.75.

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A 1:10 rights issue for shares and options at the same terms as the placement described above will be made to eligible shareholders. Details of the rights issue will be announced at a later date, but if fully subscribed it will raise an additional $A10.5 million (approximately US$8.2 million) of new capital. Alta Partners and GBS Venture Partners have indicated an intention to participate in the rights issue.

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The appointment of two new Non-executive Directors; Mr Daniel Janney and Dr Geoff Brooke, and the resignation of four Non-executive Directors; Mr Kevin Dart, Mr Roger Byrne, Mr Peter Bradfield and Dr Denis Wade.

Alta Partners is recognized as one of the leading venture capital companies in the US, with more than a decade of outstanding performance and nearly US$2 billion under management. Since its inception, Alta has invested over US$1 billion in more than 125 life sciences companies. The Alta team has a track record of building successful businesses through deep collaborative partnerships with outstanding entrepreneurs. Alta has a history of working closely with portfolio company management teams to provide critical strategic, operational and financial advice and help build market-leading companies.

ChemGenex Announces New Significant Investors, Completes Capital Raising, Announces Rights Issue and Board Changes

GBS Venture Partners is one of Australia’s leading life science venture capital groups with a decade of success investing in, and adding value to innovative technology companies. The GBS team has been investing in Australasia since 1996 and played founding roles in companies with a combined market capitalisation of more than $2 billion. GBS Venture Partners has an expert team who provide high level strategic support to company management to create sustainable value in their portfolio companies.

“We are delighted to welcome two highly regarded and well credentialed venture capital companies as significant investors in ChemGenex,” said Greg Collier, Ph.D., Chief Executive Officer and Managing Director. “Both Alta and GBS Ventures have outstanding reputations, and we look forward to working with them to build value as ChemGenex moves into the last phase of clinical development for Ceflatonin®. The capital raising secures our financial position, and will allow us to accelerate the development programs for Ceflatonin® in other forms of leukemia such as acute myeloid leukemia (AML) and myelodysplastic syndrome (MDS).”

“As we look forward to an exciting new phase in the corporate development of ChemGenex, with new shareholders involved it is important to acknowledge the significant contribution that Charter Pacific has made to the company. We thank Charter Pacific for its financial and corporate support, and for their commitment to growing the company for the benefit of all shareholders. We would particularly like to acknowledge the support of Charter Pacific’s CEO, Mr Kevin Dart, who has been a strong advocate for, and friend to ChemGenex over a four and a half year period. The Board and management team of ChemGenex wish Charter Pacific well as it pursues other investments and strategies.”

ABN AMRO Morgans acted as Adviser and Lead Manager for the sale and placement.

Ceflatonin® is a registered trademark of ChemGenex Pharmaceuticals Limited.

About ChemGenex Pharmaceuticals Limited	(www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, Ceflatonin®, is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML) and Quinamed® is in phase 2 clinical development for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes, obesity and depression programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Contacts

Dr. Greg Collier (CEO and Managing Director)	Australia	+61 3 5227 2752
	USA	+1 650 474 9800 ext 108
Dr. Dennis Brown (President and Director)	USA	+1 650 474 9800 ext 108

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322
Email: chemgenex@chemgenex.com ABN 79 000 248 304

ChemGenex Announces New Significant Investors, Completes Capital Raising, Announces Rights Issue and Board Changes

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe”, and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322
Email: chemgenex@chemgenex.com ABN 79 000 248 304

ChemGenex Announces New Significant Investors, Completes Capital Raising, Announces Rights Issue and Board Changes

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe”, and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322
Email: chemgenex@chemgenex.com ABN 79 000 248 304